UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number:  000-29106

GOLDEN OCEAN GROUP LTD.
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Golden Ocean Group Ltd. (the "Company"), dated August 27, 2015, announcing the Company's financial results for the second quarter ended June 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LTD.

By: /s/ Birgitte Ringstad Vartdal
Date: August 27, 2015	Name: Birgitte Ringstad Vartdal
Title: Chief Financial Officer

EXHIBIT 1

Interim financial information
Golden Ocean Group Limited

Second quarter 2015
August 27, 2015

Highlights

•	The Company reports a net loss of $33.5 million and a loss per share of $0.19, excluding bargain purchase gain, for the second quarter of 2015.
•	The Company reports a net loss of $48.8 million and a loss per share of $0.38, excluding vessel impairment loss and bargain purchase gain, for the six months ended June 30, 2015.
•	In April 2015, the Company received $40.1 million in relation to the cancellation of newbuilding contracts at Jinhaiwan.
•	In April 2015, the Company sold two Capesize vessels to an unrelated third party
•	In April 2015, the Company agreed to the sale of four newbuilding Capesize vessels to an unrelated third party
•	In April 2015, the Company agreed to a sale and leaseback transaction with Ship Finance for eight Capesize vessels.
•	In April 2015, the Company agreed to postpone delivery of several of its newbuilding contracts by 79 months in aggregate.
•	In May 2015, the Company took delivery of one Supramax newbuilding.
•	In June 2015, the Company took delivery of one Capesize newbuilding.

Second Quarter 2015 and Six Months Results

The Company reports a net loss of $33.5 million and a loss per share of $0.19, excluding bargain purchase gain, for the second quarter compared with a loss of $15.3 million and a loss per share of $0.18, excluding bargain purchase gain and vessel impairment loss, for the preceding quarter. The fall in earnings is primarily attributable to the continued poor market combined with an increase in the size of the fleet following the merger of Knightsbridge and the Former Golden Ocean on March 31, 2015. Operating revenues in the three months ended June 30, 2015 have been reduced by $9.2 million as a result of the amortization of favourable time charter (out) contracts, which were acquired as a result of the said merger and were valued at $127.1 million. Charter hire expense in the same period has been reduced by $1.1 million as a result of the amortization of unfavourable time charter (in) contracts, which were acquired as a result of the merger and were valued at $7.6 million. The net effect was a $8.1 million reduction in net income in the three months ended June 30, 2015.

Cash and cash equivalents decreased by $102.1 million in the second quarter. The main cash movements were the payment of $117.0 million in respect of its newbuilding program, $16.7 million received from the sale of vessels, $40.1 million received from Jinhaiwan as the final repayment for cancelled newbuilding contracts and the payment of $19.9 million for investments. The Company increased bank borrowings by $13.8 million (net of debt fees paid) and repaid debt of $30.2 million.

Fleet development

In April 2015, the Company sold two vessels, Channel Alliance and Channel Navigator to an unrelated third party. Channel Navigator was delivered in May and Channel Alliance was delivered in June 2015. Net cash proceeds were $16.7 million from which the Company repaid debt of $14.3 million.

In April 2015, the Company agreed to the sale of four newbuilding Capesize vessels, which are currently under construction at a Chinese yard, to an unrelated third party. The Company will complete the construction of these newbuildings and each vessel is expected to be delivered to the buyer following its delivery to the Company (two in 2015 and two in 2016). The Company will time charter-in three of the vessels for periods between six and twelve months. Sale proceeds of $92.4 million are expected to be received in 2015 and in 2016 ($184.8 million in aggregate). We do not expect to fund these newbuilding vessels with any debt prior to delivery to the new owners.

In April 2015, the Company agreed to a sale and leaseback transaction with Ship Finance International Limited, or Ship Finance, for eight Capesize vessels. These vessels were built in Korea and China between 2009 and 2013 and have been sold en-bloc for an aggregate price of $272.0 million or $34.0 million per vessel on average. $192.8 million of the sale proceeds will be used to repay debt. No vessels were delivered in the second quarter. Seven vessels have been delivered to Ship Finance so far in the third quarter, and the last vessel is expected to be delivered in September 2015, subject to customary closing conditions. The vessels have been time chartered-in by one of the Company's subsidiaries for a period of 10 years. The daily time charter rate will be $17,600 during the first seven years and $14,900 thereafter, of which $7,000 is for operating expenses (including docking costs). In addition, 33% of the profit from revenues above the daily time charter rate for all eight vessels aggregated will be calculated and paid on a quarterly basis to Ship Finance. We will have a purchase option of $112 million en-bloc after 10 years and, if such option is not exercised, Ship Finance will have the option to extend the charters by 3 years at $14,900 per day.

In May 2015, the Company took delivery of the Supramax dry bulk newbuilding, Golden Taurus. The final installment of $18.6 million was paid at this time and $13.75 million was drawn down from the $284.0 million term loan facility.
In May 2015, the Company decided not to declare the optional period on Golden Sakura and the vessel was redelivered to her owners in June 2015.
In June 2015, the Company took delivery of the Capesize newbuilding, Golden Aso. The final installment of $41.1 million was paid at delivery and $26.4 million was drawn down from the $420.0 million term loan facility in July 2015.
Newbuilding program
As of June 30, 2015, the Company had 23 vessels under construction, of which four have been sold and will be delivered to the new owners on delivery from the yard. The Company was committed to make newbuilding installments of $828.4 million for its 23 newbuildings with expected payment of $278.9 million in 2015, $425.3 million in 2016 and $124.2 million in 2017. The Company expects to take delivery of three vessels in 2015, 12 vessels in 2016 and four vessels in 2017. The Company will receive net sales proceeds of $92.4 million in 2015 and $92.4 million in 2016 upon delivery of the four vessels which have been sold.
Corporate

The Board has decided not to declare a dividend for the second quarter of 2015.

172,675,637 ordinary shares were outstanding as of June 30, 2015, and the weighted average number of shares outstanding for the second quarter was 172,675,637.

The Dry bulk market

The spot market in the second quarter of 2015 did not give owners of dry bulk vessels any relief. Rates ended up more or less at similar levels as in the pervious quarter and with limited volatility. According to the Baltic Exchange, average earnings for the Supramax segment were $6,766 per day compared to $6,434 per day in the previous quarter and $8,982 per day in the same quarter last year. Capesize vessels were again facing the lowest earnings with an average of $4,600 per day against $4,582 per day the previous quarter and $11,901 per day in the same quarter last year. Panamaxes earned on average $5,183 per day compared to $4,815 during the first quarter and $6,304 in the same quarter in 2014

The low utilization of the dry bulk fleet the first six months of the year has been due to demand issues rather than increased supply. Actual deliveries for the first six months amounted to 110 Handysize vessels, 159 Handymaxes/Supramaxes, 88 Panamaxes/Kamsarmaxes and 57 Capesize vessels. During the first half of 2015 less than 27 mdwt were delivered. Even though the delivery rate picked up slightly during the month of July it is unlikely that the delivery ratio will exceed 65 per cent of the official order book this year. At the same time scrapping prior the monsoon season in June/July was beating most analysts' expectations. For the entire sector above 10,000dwt, 300 vessels have been scrapped. The net effect of this is that after seven months into the year there is still zero net fleet growth for Handysize and Capesize. Historically, limited number of vessels will be delivered during the fourth quarter and in spite of fewer removals due to a combination of improved spot market and lower scrap prices, net fleet growth in 2015 will most likely end up at less than 3 per cent of additional capacity. In aggregate the total order book to fleet ratio fell below 18 per cent at the end of the second quarter, which marks the lowest level since 2003. Still many analysts believe that the official order book is bigger than reality.

The positive trend on the supply side is definitely needed due to softer demand for dry bulk commodities. We witnessed a slight improvement in total demand in the second quarter of the year compared to the previous slow quarter. Measured in tonne miles demand for dry bulk commodities grew by one per cent compared to first quarter, but still one per cent lower than same quarter last year.

Uncertainty and conflicting information from the most important country for dry bulk transportation is still making the headlines. The devaluation of the renminbi by the Chinese Central Bank took many by surprise. It is not expected that this will have a significant impact on import levels. Compared to the average exchange rate in January this year, the currency is trading 4 per cent lower while the average spot price for iron ore is 15 per cent lower than the January average price.

Chinese steel consumption (observed) was 4.3 per cent lower in the second quarter compared to the same quarter last year, but increased by 3.5 per cent compared to the previous quarter. Chinese iron ore imports for the first half the year ended at 453 million mt, followed by a strong 86 million mt in July. This is 15 per cent up from previous month and the highest monthly import figure seen in 2015. It is interesting to note that iron ore inventories remain at relatively low levels and almost 30 million mt lower than same time last year. Australia and Brazil continue taking market share from marginal producers and are up 30 million and 10 million tons, respectively, in the first seven months of 2015. New capacity from both countries is expected to be made available in the coming months represented by Roy Hill in Australia and new production from Vale.

Coal imports to China continue to be the most negative contributor to dry bulk demand and are 34 per cent lower year-on-year for the first seven months of 2015. July showed a similar uptick in imports as for iron ore and for the last few weeks Chinas southwestern regions received less rain than usual. As a consequence hydro power production in July fell for the first time since October 2013. Given that China imports only six per cent of the coal it consumes, the sensitivity and uncertainty is substantial. Limited new hydro power capacity will be introduced over the next five years.

India's growth in coal imports is steady, but at a slower pace last two months. In the first half of 2015, the country imported 120 million mt which is almost 30 million mt more than the same period previous year.

The soft freight market continued to put downward pressure on asset values for all vessel classes during the second quarter. According to industry sources, prices fell by 7.5 percent to 12.5 percent depending on the country of construction. Asset prices have reacted positively so far in third quarter to the improved spot market freight environment and most analysts are of the opinion that the industry has seen the bottom in this cycle.

Strategy and Outlook

Following two very weak quarters, the third quarter started with more optimism, in particular, for the Capesize segment. With a spot market close to $20,000 per day it was questionable whether it was a structurally damaged market balance due to oversupply. Then a three step devaluation by the Chinese Central Bank and a very nervous Chinese stock market removed all signs of optimism over a fortnight. With falling commodity prices and growing uncertainty in general, activity among dry bulk charterers is low at present. Short term this could be painful for owners of dry bulk assets, but in a longer term perspective the supply side should repair itself faster than previously anticipated.

Furthermore the Board and management believe the Company, with a modern fleet and healthy balance sheet is in a good position relative to most competitors. This should give the Company interesting opportunities, and various alternatives are evaluated continuously.

The average spot rates so far in the third quarter are higher than the rates in the first half of 2015 and the Company's revenues are expected to improve compared to the two previous quarters. Future earnings will continue to correlate with the spot market as long as the majority of our fleet is employed in the spot market and on index linked time charter contracts.

Forward Looking Statements
Matters discussed in this report may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our  vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
August 27, 2015

Questions should be directed to:
Herman Billung: CEO Golden Ocean Management AS
+47 22 01 73 41

Birgitte Ringstad Vartdal: CFO Golden Ocean Management AS
+47 22 01 73 53

Condensed Interim financial information

Second Quarter 2015

Index

Consolidated Income Statement

Consolidated Balance Sheet

Consolidated Cash Flow Statement

Consolidated Statement of Changes in Equity

Notes to Condensed Interim financial information

GOLDEN OCEAN GROUP LIMITED
SECOND QUARTER REPORT (UNAUDITED)

2014 Apr-Jun	2015 Apr-Jun	INCOME STATEMENT (in thousands of $)	2015 Jan-Jun	2014 Jan-Jun	2014 Jan-Dec

20,593	49,333	Operating revenues	67,416	40,698	96,715

		Operating expenses
5,643	21,278	Voyage expenses	34,692	7,242	33,955
3,315	23,924	Ship operating expenses	30,974	6,357	18,676
-	5,348	Charter hire expense	5,348	-	-
1,095	4,811	Administrative expenses	5,963	2,479	5,037
-	-	Vessel impairment loss	140,962	-	-
3,745	14,778	Depreciation	24,596	6,392	19,561
13,798	70,139	Total operating expenses	242,535	22,470	77,229
6,795	(20,806)	Net operating (loss) income	(175,119)	18,228	19,486
		Other income (expenses)
5	382	Interest income	385	10	29
(191)	(11,296)	Interest expense	(12,863)	(755)	(2,525)
(141)	(1,752)	Other financial items	(2,167)	(255)	(737)
-	(2,073)	Bargain purchase gain arising on consolidation	78,876	-	-
(327)	(14,739)	Total other income (expenses)	64,231	(1,000)	(3,233)
6,468	(35,545)	Net (loss) income from continuing operations	(110,888)	17,228	16,253
(186)	-	Net loss from discontinued operations	-	(228)	(258)
6,282	(35,545)	Net (loss) income	(110,888)	17,000	15,995

0.15	(0.21)	Basic (loss) earnings per share from continuing operations ($)	(0.86)	0.46	0.31
(0.01)	-	Basic loss per share from discontinued operations ($)	-	(0.01)	-
0.14	(0.21)	Basic (loss) earnings per share ($)	(0.86)	0.45	0.30

GOLDEN OCEAN GROUP LIMITED
SECOND QUARTER REPORT (UNAUDITED)

BALANCE SHEET (in thousands of $)	2015 June 30	2014 June 30	2014 Dec 31

ASSETS
Short term
Cash and cash equivalents	83,216	18,130	42,221
Restricted cash	1,593	-	-
Other current assets	113,193	16,247	22,058
Long term
Restricted cash	58,245	15,000	18,923
Vessels, net	1,731,191	527,898	852,665
Newbuildings	325,274	99,047	323,340
Other long term assets	127,923	3,946	3,533
Total assets	2,440,635	680,268	1,262,740
LIABILITIES AND EQUITY
Short term
Current portion of long-term debt and obligations under capital lease	182,972	2,604	19,812
Other current liabilities	46,469	12,254	14,967
Long term
Long-term debt and obligations under capital lease	941,970	122,396	343,688
Other long term liabilities	5,785	-	-

Equity	1,263,439	543,014	884,273
Total liabilities and equity	2,440,635	680,268	1,262,740

GOLDEN OCEAN GROUP LIMITED
SECOND QUARTER REPORT (UNAUDITED)

2014 Apr-Jun	2015 Apr-Jun	STATEMENT OF CASHFLOWS (in thousands of $)	2015 Jan-Jun	2014 Jan-Jun	2014 Jan-Dec

		OPERATING ACTIVITIES
6,282	(35,545)	Net (loss) income	(110,888)	17,000	15,995
		Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities;
3,874	15,185	Depreciation and amortization of deferred charges	25,339	6,638	20,246
-	-	Impairment loss on vessels	140,962	-	-
-	2,073	Bargain purchase gain arising on consolidation	(78,876)	-	-
-	571	Results from associated companies	571	-	-
349	(74)	Restricted stock unit expense	93	927	249
-	11,178	Other	11,178	-	-
(9,457)	1,850	Change in operating assets and liabilities	665	(8,771)	(11,626)
1,048	(4,762)	Net cash (used in) provided by operating activities	(10,956)	15,794	24,864
		INVESTING ACTIVITIES
-	(383)	Placement of restricted cash	(6,915)	-	(3,923)
(129,772)	(116,989)	Additions to newbuildings	(339,543)	(129,966)	(357,403)
-	-	Purchase of vessel	-	-	(24,085)
-	16,747	Proceeds from the sale of assets	16,747	-	-
-	40,148	Refund of newbuilding installments	40,148
-	88	Dividends received from associated companies	88	-	-
-	(19,873)	Purchase of investments	(19,873)	-	-
19,327	-	Cash acquired on purchase of SPCs	108,645	19,327	68,560
-	1,100	Cash acquired upon merger with the Former Golden Ocean	129,084	-	-
(110,445)	(79,162)	Net cash used in investing activities	(71,619)	(110,639)	(316,851)
		FINANCING ACTIVITIES
-	(30,216)	Repayment of long-term debt	(33,216)	-	(1,500)
30,000	13,750	Proceeds from long term debt	162,350	30,000	270,000
(118)	-	Debt fees paid	(3,825)	(118)	(3,555)
-	(1,739)	Repayment of capital leases	(1,739)	-	-
(9,824)	-	Distributions to shareholders	-	(15,157)	(28,987)
20,058	(18,205)	Net cash provided by (used in) financing activities	123,570	14,725	235,958

(89,339)	(102,129)	Net change in cash and cash equivalents	40,995	(80,120)	(56,029)
107,469	185,345	Cash and cash equivalents at start of period	42,221	98,250	98,250
18,130	83,216	Cash and cash equivalents at end of period	83,216	18,130	42,221

GOLDEN OCEAN GROUP LIMITED
SECOND QUARTER REPORT (UNAUDITED)

STATEMENT OF CHANGES IN EQUITY (in thousands of $, except number of shares)	2015 Jan-Jun	2014 Jan-Jun	2014 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	80,121,550	30,472,061	30,472,061
Shares issued	92,554,087	18,649,489	49,649,489
Balance at end of period	172,675,637	49,121,550	80,121,550

SHARE CAPITAL
Balance at beginning of period	801	305	305
Shares issued	926	186	496
Balance at end of period	1,727	491	801

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	772,863	183,535	183,535
Shares issued	433,526	233,058	589,557
Value of vested options held by the Former Golden Ocean shareholders	926	-	-
Stock option expense	41	-	-
Restricted stock unit expense	92	486	(229)
Balance at end of period	1,207,448	417,079	772,863

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning of period	111,614	131,520	131,520
Contribution from shareholder	59,746	-	-
Distributions to shareholders	-	(6,076)	(19,906)
Balance at end of period	171,360	125,444	111,614

OTHER COMPREHENSIVE LOSS
Balance at beginning of period	-	-	-
Other comprehensive loss	(5,203)	-	-
Balance at end of period	(5,203)	-	-

RETAINED DEFICIT
Balance at beginning of period	(1,005)	(7,919)	(7,919)
Distributions to shareholders	-	(9,081)	(9,081)
Net (loss) income	(110,888)	17,000	15,995
Balance at end of period	(111,893)	-	(1,005)
Total Equity	1,263,439	543,014	884,273

GOLDEN OCEAN GROUP LIMITED
SECOND QUARTER REPORT (UNAUDITED)
NOTES

1.  GENERAL

Golden Ocean Group Limited (the "Company" or "Golden Ocean") is a Bermuda based shipping company specializing in the transportation of dry bulk cargoes. The Company's ordinary shares are listed on the Nasdaq Global Select Market and the Oslo Stock Exchange.

2.  ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements as at December 31, 2014.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2014.

3.  DESCRIPTION OF THE MERGER

The Company and the Former Golden Ocean entered into a merger agreement pursuant to which the two companies agreed to merge, with the Company as the surviving legal entity. The Company was renamed Golden Ocean Group Limited upon completion of the merger on March 31, 2015. Shareholders in the Former Golden Ocean at the time the merger was completed received shares in the Company as merger consideration. One share in the Former Golden Ocean gave the right to receive 0.13749 shares in the Company, and the Company issued 61.4 million shares (net) to shareholders in the Former Golden Ocean. The merger valued the entire issued share capital of the Former Golden Ocean at $307.2 million at a closing share price of $5.00 on March 31, 2015. Upon the effectiveness of the merger, the convertible bond that was issued by the Former Golden Ocean in January 2014 was converted into a convertible bond of the Company pursuant to the terms of the bond agreement and stock options issued by the Former Golden Ocean were converted into stock options of the Company pursuant to the merger agreement.

4.  ACCOUNTING FOR THE MERGER

The condensed consolidated financial statements have been prepared using the acquisition method of accounting and are based on the historical financial information of Knightsbridge and the Former Golden Ocean. The acquisition method of accounting, based on ASC 805, uses the fair value concepts defined in ASC 820, "Fair Value Measurement" ("ASC 820"). Acquisition accounting is dependent upon certain valuations and other studies that have yet to be completed. Accordingly, the purchase price allocation included herein is preliminary and will be revised as additional information becomes available and as additional analyses are performed. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of judgment in determining the appropriate assumptions and estimates. Differences between preliminary estimates and the final acquisition accounting will occur and could have a material impact on these condensed consolidated interim financial statements.

The combination of Knightsbridge and the Former Golden Ocean will be accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standards Codification 805, "Business Combinations" ("ASC 805"), with Knightsbridge selected as the accounting acquirer under this guidance. The factors that were considered in determining that Knightsbridge should be treated as the accounting acquirer in the merger transaction were the relative voting rights in the Combined Company, the composition of the board of directors in the Combined Company, the relative sizes of Knightsbridge and the Former Golden Ocean, the composition of senior management of the Combined Company and the name of the Combined Company. Management believes that the relative voting rights in the Combined Company and the composition of the board of directors in the Combined Company were the most significant factors in determining Knightsbridge as the accounting acquirer.

The valuation of consideration transferred is based on the number of common shares issued by the Company and the closing share price of $5.00 on March 31, 2015, the completion date of the merger.

The following represents the preliminary purchase price calculation (in thousands):

(number of shares in thousands)
Former Golden Ocean outstanding shares	447,314
Exchange Ratio	0.13749
Shares issued to the Former Golden Ocean shareholders	61,444
Closing price per share on March 31, 2015	$5.00
Value of shares issued to the Former Golden Ocean shareholders	$307,220
Value of vested options held by the Former Golden Ocean shareholders	926
Total estimated purchase price consideration	$308,146

The following represents the calculation of the bargain purchase gain and the allocation of the total purchase price based on management's preliminary valuation (in thousands):

Total estimated purchase price consideration	$308,146
Fair value of net assets acquired and liabilities assumed	387,022
Bargain purchase gain	$(78,876)

Current assets	274,337
Vessels, net	632,997
Vessels held under capital lease	14,029
Newbuildings	12,030
Investments in associated companies	11,351
Available for sale financial assets	5,769
Other long term assets	103,416
Current liabilities	(76,505)
Non-current liabilities	(590,402)
Fair value of net assets acquired and liabilities assumed	387,022

The fair value of the Former Golden Ocean's identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value and this is in excess of the consideration amount. Management has reassessed whether it has correctly identified all of the assets acquired and all of the liabilities assumed and this excess remains. Consequently, the Company recognized a bargain purchase gain of $78.9 million in the income statement in the six months ended June 30, 2015.
5.  AMORTIZATION OF LONG TERM TIME CHARTER CONTRACTS
Operating revenues in the three months ended June 30, 2015 have been reduced by $9.2 million as a result of the amortization of favourable time charter (out) contracts, which were acquired as a result of the merger of Knightsbridge and the Former Golden Ocean on March 31, 2015 and were valued at $127.1 million. Charter hire expense in the same period has been reduced by $1.1 million as a result of the amortization of unfavourable time charter (in) contracts, which were acquired as a result of the merger and were valued at $7.6 million. The net effect was a $8.1 million reduction in net income in the three months ended June 30, 2015.

6.  IMPAIRMENT LOSS

The Company has recorded a vessel impairment loss of $141.0 million in the six months ended June 30, 2015. This loss was recorded in the first quarter and relates to five vessels (KSL China, Battersea, Belgravia, Golden Future and Golden Zhejiang), which the Company has agreed to sell to, and lease back, from Ship Finance. Impairment losses are taken when events or changes in circumstances occur that cause the Company to believe that future cash flows for an individual vessel will be less than its carrying value and not fully recoverable. In such instances an impairment charge is recognized if the estimate of the undiscounted cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount.

7.  VESSELS

In January 2015, the Company took delivery of KSL Sakura, KSL Seville, KSL Seoul and Golden Kathrine. These are four of the newbuilding vessels that were purchased from Frontline 2012 in September 2014. Final installments of $153.0 million, in aggregate, were paid at this time and four tranches of $30.0 million each, or $120.0 million in aggregate, were drawn down from the $420.0 million term loan facility.

In March 2015, the Company took delivery of the Capesize dry bulk newbuilding, KSL Stockholm, which was purchased from Frontline 2012 in September 2014. The final installment of $36.4 million was paid at this time and $28.6 million was drawn down from the $420.0 million term loan facility.

In May 2015, the Company took delivery of the Supramax dry bulk newbuilding, Golden Taurus. The final installment of $18.6 million was paid at this time and $13.75 million was drawn down from the $284.0 million term loan facility.

In June 2015, the Company took delivery of the Capesize newbuilding, Golden Aso. The final installment of $41.1 million was paid at this time and $26.4 million was drawn down from the $420.0 million term loan facility in July 2015.

8.  NEWBUILDINGS

In March 2015, the Company purchased 12 SPCs, each owning a fuel efficient Capesize dry bulk newbuilding, from Frontline 2012. The consideration for the 12 SPCs was settled by the issuance of 31.0 million shares and the assumption of newbuilding commitments of $404.0 million in respect of these newbuilding contracts, net of a cash payment from Frontline 2012 of $108.6 million. No other working capital balances were acquired. This purchase has been accounted for a 'common control' transaction and the 12 SPCs have been recorded at Frontline 2012's historical carrying value and a contribution from shareholder of $59.7 million has been recorded in Contributed capital surplus.

See Note 7 above for details of Newbuildings delivered and transferred to Vessels in the six months ended June 30, 2015.

9.  DEBT

In February 2015, an agreement was signed between the Company (as guarantor), various SPCs, (as borrowers), a syndicate of banks and ABN AMRO Bank N.V. as agent for a senior secured post-delivery term loan facility of up to $425.0 million, depending on the market values of the vessels at the time of draw down, to partially finance 14 newbuilding vessels. The facility is divided into 12 tranches of $30.0 million and two tranches of $32.5 million. Each tranche is repayable in consecutive quarterly installments commencing three months after draw down with a twenty years profile and all amounts must be fully repaid by March 31, 2021, at the latest. The loan bears interest at LIBOR plus a margin of 2.00%. The loan agreement contains a cross default provision and financial covenants, including free cash of a certain amount, a requirement for positive working capital and a value adjusted equity to adjusted total assets ratio.

In July and August 2015, the Company has delivered seven out of eight Capesize vessels to Ship Finance and paid down the corresponding loan. The $201 million facility and the $23.8 million facility are therefore fully repaid and the $175 million facility has currently $29.4 million outstanding, which will be paid down as soon as the last vessel has been transferred to Ship Finance. The Company currently expects this to be closed during the third quarter.

10.  SHARE CAPITAL

In March 2015, the Company issued 110,128 common shares in settlement of the first, second and third tranches of the RSUs granted in January 2014, January 2013, December 2011, respectively.

In March 2015, the Company issued 31.0 million shares in connection with the purchase of 12 SPCs from Frontline 2012.

Prior to completion of the Merger, the Company had 111,231,678 common shares outstanding. Following completion of the Merger and the issuance of 61.5 million shares to the Former Golden Ocean shareholders, and pursuant to the merger agreement, the cancellation of 51,498 common shares (which were held by the Former Golden Ocean) and the cancellation of 4,543 common shares (which account for fractional shares that we will not be distributed to the Former Golden Ocean shareholders as merger consideration), the Company has 172,675,637 common shares outstanding (December 31, 2014: 80,121,550).

11.  COMMITMENTS AND CONTINGENCIES
As of June 30, 2015, the Company had 23 vessels under construction, of which four have been sold and will be delivered to the new owners on delivery from the yard. The Company was committed to make newbuilding installments of $828.4 million for its 23 newbuildings with expected payment of $278.9 million in 2015, $425.3 million in 2016 and $124.2 million in 2017. The Company expects to take delivery of three vessels in 2015, 12 vessels in 2016 and four vessels in 2017. The Company will receive net sales proceeds of $92.4 million in 2015 and $92.4 million in 2016 upon delivery of the four vessels which have been sold.
12.  SUBSEQUENT EVENTS

In July and August 2015, the Company has delivered Golden Beijing, Golden Future, Golden Zhejiang, Golden Zhoushan, Battersea, Belgravia and Golden Magnum to Ship Finance, and chartered the vessels back on ten year time charter contracts. The last vessel in the transaction, KSL China, is expected to be delivered in September 2015.

GOLDEN OCEAN GROUP LIMITED
INTERIM REPORT JANUARY – JUNE 2015

Responsibility Statement

We confirm, to the best of our knowledge, that the condensed consolidated financial statements for the period January 1 to June 30, 2015 have been prepared in accordance with U.S generally accepted accounting principles, and give a true and fair view of the Company's assets, liabilities, financial position and profit or loss as a whole. We also confirm, to the best of our knowledge, that the interim management report includes a fair review of important events that have occurred during the first six months of the financial year and their impact on the condensed consolidated financial statements, a description of the principal risks and uncertainties for the remaining six months of the financial year, and major related parties transactions.

The Board of Directors
Golden Ocean Group Limited.
Hamilton, Bermuda
August 27, 2015

BY:/s/ John Fredriksen	BY:/s/ Ola Lorentzon	BY:/s/ Kate Blankenship
John Fredriksen	Ola Lorentzon	Kate Blankenship
Director	Director	Director

BY:/s/ Hans Petter Aas	BY:/s/ Robert D. Sommerville	BY:/s/ David M. White
Hans Petter Aas	Robert D. Sommerville	David M. White
Director	Director	Director

BY:/s/ Gert-Jan van der Akker	BY:/s/ Herman Billung
Gert-Jan van der Akker	Herman Billung
Director	Director and CEO Golden Ocean Management AS